UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ) *

PLANKTOS CORP
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

72706H108
(CUSIP Number)

RUSS GEORGE

1151-C TRITON DRIVE, FOSTER CITY, CALIFORNIA, 94404

(650) 638-1975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Cusip No:

1	NAMES OF REPORTING PERSONS
SOLAR ENERGY LIMITED
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
76-0418364
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO-Other No-Entry No-Entry No-Entry No-Entry
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
[ ]
6	CITIZENSHIP OF PLACE OF ORGANIZATION:
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,000,000
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
45,000,000
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
45,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
53.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO-Corporation

Item 1. Security and Issuer

COMMON STOCK, PAR VALUE $0.001

PLANKTOS CORP.

1151-C TRITON DRIVE, FOSTER CITY, CALIFORNIA 94404

Item 2. Identity and Background

(a) SOLAR ENERGY LIMITED

(b) 1151 TRITON DRIVE FOSTER CITY, CALIFORNIA 94404

(c)     A RESEARCH AND DEVELOPMENT INCUBATOR OF (A) COST-EFFECTIVE RENEWABLE ENERGY SOURCES THAT DO NOT THREATEN THE ENVIRONMENT, AND (B) PRACTICAL SOLUTIONS TO MITGATE THE EFFECTS OF TRADITIONAL ENERGY SOURCES' UNITENDED CONSEQUENCES CONCERNING GLOBAL CLIMATE CHANGE.

(d) During the last five years, SOLAR ENERGY LIMITED has not been convicted in a criminal proceeding.

(e)     During the last five years, SOLAR ENERGY LIMITED was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SOLAR ENERGY LIMITED is a citizen of DELAWARE

Item 3. Source and Amount of Funds or Other Consideration

EXCHANGE OF PLANKTOS, INC. SHARES FOR PLANKTOS CORP. SHARES

Item 4. Purpose of Transaction

INVESTMENT PURPOSES

~ (1) the acquisition by any person of additional securities of Planktos or the disposition of securities of Planktos;
~ (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Planktos or any of its subsidiaries;
~ (3) a sale or transfer of a material amount of assets of Planktos or any of its subsidiaries;
~ (4) any change in the present board of directors or management of Planktos including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
~ (5) any material change in the present capitalization of dividend policy of Planktos;
~ (6) any other material change in Planktos’s business or corporate structure;
~ (7) changes in Planktos’s Articles of Incorporation or other actions that may impede an acquisition of control of Planktos by any person;
~ (8) a class of securities of Planktos to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
~ (9) a class of equity securities of Planktos becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
~ (10) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	45,000,000 - 53.78%
(b)	45,000,000
(c)	NONE
(d)	N/A
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SECURITIES EXCHANGE AGREEMENT AND PLAN OF EXCHANGE EXECUTED ON JANUARY 12, 2007 BY AND BETWEEN PLANKTOS CORP., SOLAR ENERGY LIMITED, AND PLANKTOS, INC. WHEREBY PLANKTOS CORP. EXCHANGED 45,000,000 (POST FORWARD SPLIT, DATED MARCH 8, 2007) SHARES OF COMMON STOCK FOR 1,000 SHARES OR 100% OF PLANKTOS, INC.

Item 7. Materials to Be Filed as Exhibits.

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2007

Signature: /s/ Andrew Wallace

Name/Title: Andrew Wallace, Chief Executive Officer